SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

 Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Explanatory Note

We are re-submitting in this report on Form 6-K our unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 (with corresponding figures for the six months ended June 30, 2020) in order to reflect certain non-cash adjustments to our recording of sale-leaseback transactions that occurred in the six months ended June 30, 2020 but were incorrectly recorded in the three-month period ended December 31, 2020. There was no effect on the full year financial statements as of and for the year ended December 31, 2020.

The re-submission of our financial statements in this report retroactively reflects these adjustments in the accounting period in which the relevant sale-leaseback transactions occurred, in the first semester of 2020.

No changes were made to the financial information as of and for the six months ended June 30, 2021 and for the years ended December 31, 2020, 2019 and 2018, as previously published.

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2021

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

June 30, 2021

Consolidated statements of financial position June 30, 2021 and December 31, 2020 (In thousands of Reais - R$)

       Statements of financial position

Assets	Note	June 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	6	760,269	662,830
Short-term investments	7	22,838	628,343
Restricted cash	8	269,131	355,769
Trade receivables	9	717,408	739,699
Inventories	10	212,814	195,638
Advance to suppliers and third parties	11	198,813	318,769
Recoverable taxes	12	265,357	186,955
Derivative assets	33.2	-	12,526
Other credits and amounts		123,531	144,822
Total current assets		2,570,161	3,245,351

Non-current assets
Short-term investments	7	168	992
Restricted cash	8	44,684	188,838
Deposits	14	1,856,128	2,058,455
Advance to suppliers and third parties	11	97,417	89,701
Recoverable taxes	12	114,120	318,404
Deferred taxes	13	53,772	53,563
Other credits and amounts		31,889	34,338
Derivative assets	33.2	63,574	116,283
Investments		-	815
Property, plant and equipment	15	4,979,649	4,960,288
Intangible assets	16	1,757,598	1,747,108
Total non-current assets		8,998,999	9,568,785

Total		11,569,160	12,814,136

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of financial position June 30, 2021 and December 31, 2020 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	June 30, 2021	December 31, 2020

Current liabilities
Loans and financing	17	1,773,004	2,353,279
Leases	18	1,864,831	1,317,008
Suppliers	19	1,562,946	1,612,536
Salaries, wages and benefits		351,203	334,670
Taxes payable	20	61,279	73,614
Landing fees		937,371	907,958
Advance ticket sales	21	1,999,013	2,050,799
Mileage program	22	1,280,022	1,258,502
Advances from customers		54,878	27,897
Provisions	23	252,046	169,381
Derivatives liabilities	32.2	-	5,297
Other liabilities		381,582	287,275
Total current liabilities		10,518,175	10,398,216

Non-current liabilities
Loans and financing	17	8,521,006	7,623,687
Leases	18	5,831,098	6,267,184
Suppliers	19	10,234	32,658
Salaries, wages and benefits		30,239	-
Taxes payable	20	28,039	32,362
Mileage program	22	344,760	322,460
Provisions	23	1,363,988	1,353,515
Deferred taxes	13	206,695	219,634
Derivatives liabilities	32.2	-	-
Other liabilities		461,226	331,479
Total non-current liabilities		16,797,285	16,182,979

Equity (deficit)
Capital stock	24.1	4,039,336	3,009,436
Advances for future capital increase		2,088	1,180
Treasury shares	24.2	(41,514)	(62,215)
Capital reserves		195,680	207,246
Equity valuation adjustments		(1,071,030)	(577,369)
Accumulated losses		(18,870,860)	(16,985,370)
Deficit attributable to equity holders of the parent company		(15,746,300)	(14,407,092)

Non-controlling interest (NCI)		-	640,033
Total deficit		(15,746,300)	(13,767,059)

Total liabilities and deficit		11,569,160	12,814,136

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of operations

Consolidated statements of operations Six-month periods ended June 30, 2021 and 2020 (In thousands of Reais - R$, except Basic and Diluted loss per share)

	Note	June 30, 2021	June 30, 2020
Revenue
Passenger		2,303,852	3,184,636
Mileage program, cargo and other		292,147	320,939
Total revenue	28	2.595,999	3,505,575

Salaries, wages and benefits		(934,431)	(836,363)
Aircraft fuel		(942,315)	(1,136,923)
Landing fees		(183,754)	(222,073)
Aircraft, traffic and mileage servicing		(379,481)	(314,720)
Passenger service expenses		(226,590)	(203,224)
Sales and marketing		(124,850)	(161,042)
Maintenance, materials and repairs		(241,331)	(218,067)
Depreciation and amortization		(634,638)	(1,018,581)
Other income (expenses), net		(261,362)	690,594
Total operating costs and expenses		(3,928,752)	(3,420,399)

Income (loss) before financial results, exchange rate variation, net and income tax and social contribution		(1,332,753)	85,176

Financial income (expenses)
Financial income		163,651	894,647
Financial expenses		(1,047,355)	(1,721,213)
Total financial income (expenses)	29	(883,704)	(826,566)

Loss before exchange rate variation, net and income tax and social contribution		(2,216,457)	(741,390)

Exchange rate variation, net	29	401,305	(3,513,428)

Income (Loss) before income tax and social contribution		(1,815,152)	(4,254,818)

Income tax and social contribution
Current		(45,588)	(35,853)
Deferred		12,984	(10,664)
Total income (loss) taxes	13	(32,604)	(46,517)

Income (Loss) for the period		(1,847,756)	(4,301,335)

Income (Loss) attributable to:
Equity holders of the parent company		(1,885,490)	(4,327,827)
Non-controlling interest shareholders		37,734	26,492

Basic income (loss) per share	25
Per common share		(0,149)	(0.348)
Per preferred share		(5.253)	(12.167)

Diluted income (loss) per share	25
Per common share		(0.149)	(0.362)
Per preferred share		(5.253)	(12.167)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Statement of comprehensive income

Consolidated statements of comprehensive income (loss) Six-month periods ended June 30, 2021 and 2020 (In thousands of Reais - R$)

	June 30, 2021	June 30, 2020

Net income (loss) for the period	(1,847,756)	(4,301,335)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	415,782	(1,078,349)
Actuarial losses from pension plans and post-employment benefits	-	27,287
Cumulative adjustment of conversion into subsidiaries	808	(553)
	416,590	(1,051,615)

Total comprehensive income (loss) for the period	(1,431,166)	(5,352,950)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(1,469,171)	(5,379,164)
Non-controlling interest shareholders	38,005	26,214

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of changes in equity Six-month periods ended June 30, 2021 and 2020 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive income (loss), net	-	-	-	-	-	-	(1,078,349)	27,287	(275)	-	-	(1,051,337)	(278)	(1,051,615)
Net income (loss) for the period	-	-	-	-	-	-	-	-		-	(4,327,827)	(4,327,827)	26,492	(4,301,335)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(1,078,349)	27,287	(275)	-	(4,327,827)	(5,379,164)	26,214	(5,352,950)
Capital increase by stock options period	727	(727)	-	-	-	-	-	-	-	-	-	-	-	-
Advance for future capital increase	-	278	-	-	-	-	-	-	-	-	-	278	-	278
Transfer of treasury shares	-	-	40,007	-	-	(40,007)	-	-	-	-	-	-	-	-
Effects of the change in interest in investment	-	-	-	-	548	-	-	-	-	-	(690)	(142)	-	(142)
Stock options	-	-	-	-	-	10,405	-	-	-	-	-	10,405	328	10,733
Balances as of June 30, 2020	3,008,905	135	(62,536)	17,497	83,777	94,948	(1,608,392)	(13,758)	(275)	759,335	(15,324,930)	(13,045,294)	597,796	(12,447,498)

Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1.311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income (loss), net	-	-	-	-	-	-	415,782	-	537	-	-	416,319	271	416,590
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	(1,885,490)	(1,885,490)	37,734	(1,847,756)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	415,782	-	537	-	(1,885,490)	(1,469,171)	38,005	(1,431,166)
Stock options	-	-	-	-	-	8,547	-	-	-	-	-	8,547	263	8,810
Capital increase by exercising stock option	-	908	-	-	-	-	-	-	-	-	-	908	-	908
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Sale of treasury shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of treasury shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of interest from non-controlling shareholders	606,839	-	-	744,450	-	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares	-	-	-	(744,450)	-	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances as of June 30, 2021	4,039,336	2,088	(41,514)	11,020	83,229	101,431	(895,294)	(26,669)	1,101	(150,168)	(18,870,860)	(15,746,300)	-	(15,746,300)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Consolidated statements of cash flows Six-month periods ended June 30, 2021 and 2020 (In thousands of Reais - R$)

	June 30, 2021	June 30, 2020

Net income (loss) for the period	(1,847,756)	(4,301,335)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation - aeronautical ROU	280,221	452,342
Depreciation and amortization - others	354,417	566,239
Provision (reversal) for expected credit losses	(1,081)	1,440
Provision for legal proceedings	154,604	113,569
Provision for inventory obsolescence	54	73
Provision for losses on advance of suppliers	(4,640)	-
Recovery of one-off credits	(57,422)	(126,675)
Adjustment to present value of assets and liabilities	36,529	27,443
Deferred taxes	(12,984)	10,664
Share-based payments	8,810	10,405
Sale-leaseback gains	-	(69,946)
Actuarial losses from post-employment benefits	8,707	6,005
Foreign exchange and monetary variation, net	(398,198)	3,439,014
Interest on loans and financing and leases	898,511	660,101
Provision for aircraft and engine return	157,892	81,227
Provision for maintenance deposit and reserve	176,363	75,276
Result of derivatives recognized in profit or loss	80,357	690,643
Unrealized hedge results – Exchangeable Senior Notes	(124,954)	(409,136)
Change in contractual term of leases	-	-
Provision for labor obligations	94,490	53,091
Disposals of property, plant and equipment and intangible assets	1,583	33,489
Other provisions	(2,240)	45,579
Adjusted net income	(196,737)	1,359,508

Changes in operating assets and liabilities:
Trade receivables	20,192	705,431
Short-term investments	15,987	121,002
Inventories	(17,230)	(19,029)
Advance to suppliers and third parties	116,881	(69,469)
Deposits	(35,040)	(189,850)
Recoverable taxes	183,304	(3,651)
Variable and short-term leases	17,794	-
Suppliers	(48,721)	215,317
Suppliers – forfaiting	-	(152,162)
Advance from ticket sales	(51,786)	(383,879)
Mileage program	43,820	353,313
Advances from customers	26,981	(2,401)
Salaries, wages and benefits	(47,718)	(96,675)
Landing fees	29,413	(39,134)
Taxes obligation	23,814	2,236
Derivatives	133,331	(545,300)
Payments for lawsuits and aircraft return	(237,982)	(103,964)
Other assets and liabilities, net	270,934	(51,676)
Interest paid	(378,944)	(281,153)
Income tax and social contribution paid	(40,472)	(29,176)
Net cash flows from operating activities	(172,179)	789,288

8

Consolidated statements of cash flows Six-month periods ended June 30, 2021 and 2020 (In thousands of Reais - R$)

	June 30, 2021	June 30, 2020

Short-term investments, net	606,115	(483,112)
Restricted cash	32,522	(529,874)
Advances for property, plant and equipment acquisition, net	(29,377)	(56,782)
Acquisition of property, plant and equipment	(104,276)	(450,142)
Return of advances for the acquisition of fixed assets	11,590	136,962
Acquisition of intangible assets	(51,877)	(32,366)
Net cash flows used in investing activities	464,697	(1,415,314)

Loans and financing issued, net of costs	1,512,521	449,062
Loans and financing payments	(572,792)	(699,748)
Payments of lease liabilities - aeronautical	(515,891)	(517,795)
Payments of lease liabilities - others	(9,007)	(10,107)
Receipt of derivative premium	-	21,800
Sale of treasury shares	588	-
Acquisition of interest from non-controlling shareholders	(744,450)	-
Dividends and interest on shareholders’ equity paid to non-controlling interests	(260,131)	(14,811)
Capital increase by shareholders	423,061	-
Shares to be issued	908	278
Net cash flows used in financing activities	(165,193)	(771,321)

Foreign exchange variation on cash held in foreign currencies	(29,886)	167,814

Decrease in cash and cash equivalents	97,439	(1,229,533)

Cash and cash equivalents at the beginning of the year	662,830	1,645,425
Cash and cash equivalents at the end of the period	760,269	415,892

The transactions that don’t affect cash and cash equivalents are presented in Note 33 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Measures taken by Management regarding Covid-19 and the gradual resumption of demand

The pandemic triggered by Covid-19 continues to significantly impact the Global economic activity in fiscal year 2021. In Brazil, the recent increase in the number of cases and deaths, linked to the discovery continues to be impacted by the pandemic triggered by Covid-19, mainly due to the uncertainties related to the emergence of new variants, caused state and municipal authorities to expand restrictive measures on circulation and restrict the operation of non-essential activities. Evolution in the cases’ number and occupation in the hospital network, which directly affects the demand for air tickets in the leisure and corporate markets.

The second quarter of 2021, historically a period of low season for the airline industry, proved to be a turning point for demand recovery after a strong impact caused by the second wave of Covid-19, considering the increase in sales and search for flights on search platforms, mainly resulting from the intensification in the pace of vaccination observed in the country, which currently has an average of more than 1.5 million vaccines administered per day and more than 45% of the population having already received the first dose.

GOL's operations reflected an increase in the volume of flights of 78% from 165 daily flights operated in in the first half of April to 295 at the second half of June 2021. The daily sales volume also reflected an increase from R$7 million per day to R$17 million per day in the same period. Since the beginning of the pandemic, GOL, through the readjustment of its air network, has maintained a consistent occupancy rate at a level close to 80%. The flexible business model based on a single type of fleet is essential to keep up with reductions of more than 90% in passenger demand observed during lockdown periods and the installation of sanitary barriers.

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies.

In this second quarter of 2021, GOL also completed important initiatives to strengthen its capital structure, such as: (i) acquisition of non-controlling shareholders in Smiles; (ii) issue (retap) of an additional Senior Secured Notes of US$300 million; (iii) capital increase of R$423 million, led by the Company's controlling shareholders and with participation in the subscription by minority shareholders and; (iv) full payment of the remaining balance of its principal amortizable debt, guaranteed financing, in the amount of R$410 million in principal and interest, with the release of assets in guarantee. The completion of these operations will provide better financial flexibility for the Company and sustain its liquidity through the resumption of the volume of its operations for the second half of 2021.

10

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

In 2021, Gol maintains the initiative to transport Covid-19 vaccines for free – with GOLLOG – and health professionals who work directly in the fight against the pandemic, besides crediting 1,000 Smiles miles to each GOL segment flown at no cost. There are also active and strict protocols for aircraft hygiene and safety and health, together with actions to reduce human contact throughout the entire chain.

The Management works continuously towards people’s health and integrity, managing the cash and has enough funds to meet financial obligations in the next twelve months. However, the scenario remains challenging due to uncertainties on the pandemic, recovery of the Brazilian economy, and demand in the airline industry.

Following WHO guidelines to the letter, the Company is currently working with its ecosystem to help advance the vaccination calendar, which should lead to the resumption of economic activity, as seen in initial forecasts in countries with advanced immunization.

1.1.1	Impacts on the unaudited interim condensed consolidated financial statements

As already mentioned, the impacts caused by the pandemic were immediate and severe to the Company, with the main consequence being the reduction in the operational network, in response to the drop in demand, which can be verified by the decrease in net revenue and reduction in the Company's margins.

Like all other business organizations, the Company cannot foresee the duration of the pandemic and the extent of the continuous impacts caused by it on future business, results, and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company’s business plans. In the period ended on June 30, 2021, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.2.	Capital structure and net working capital

The net working capital consolidated on June 30, 2021, is negative by R$7,948,014 (negative by R$7,152,865 on December 31, 2020). The variation is mainly due to financial investments in the amount of R$605,505, and a higher balance of leases payable totaling R$547,823, due to the liquidity management and the drop in operations from the economic crisis caused by the pandemic, partially offset by the rebalancing of debts, which resulted in a reduction of R$580,275 in the balance of short-term loans and financing. Of the negative net working capital as of June 30, 2021, R$3,279,035 refers to advances from ticket sales and the mileage program, (R$3,309,301 on December 31, 2020), which are expected to be substantially recognized with the Company’s services.

On June 30, 2021, the Company also had a deficit attributable to equity holders of the parent company of R$15,746,300 (R$14,407,092 on December 31, 2020). The variation observed is mainly due to the pandemic’s impacts on the Company’s operations, with a loss of R$1,885,490 attributable to the controlling shareholders in the six-month period ended June 30, 2021. This impact was partially offset by the capital increase promoted by the Company's shareholders in the amount of R$423,061.

11

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 95.4% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 35.2% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, Management has taken a series of measures to adapt the size of its fleet to demand, matching the supply of seats with the level of demand, thus promoting the maintenance of high occupancy rates, reducing costs and adapting the capital structure, as well as, executing structuring initiatives of its balance sheet, largely completed in the second quarter of 2021 and that will provide better financial flexibility as of the second half of 2021.

With the outbreak of the pandemic, which led to an unprecedented economic crisis, Management reorganized the Company’s businesses. By continuously monitoring Covid-19’s impacts on economic activity, the Company works promptly to ensure business sustainability, considering the market’s management and the Company’s financial position.

In addition to the continuous monitoring of operations and sales, with a focus on economic balance, given the uncertain scenario, Management monitors possible measures to rebalance net working capital for the second half of 2021. Such measures, in case adopted, will have the purpose of optimizing the capital structure, and the definition will be based on a detailed assessment of the economic situation and perspectives of that particular moment.

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of June 30, 2021, don’t include any adjustment that may result from inability to continue operating.

12

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.3.	Corporate structure

The corporate structure of the Company and its subsidiaries, on June 30, 2021, is shown below:

The Company’s equity interest in the capital of its subsidiaries, on June 30, 2021, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock
					June 30, 2021	December 31, 2020
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Indirect	100.00	-
Smiles Fidelidade	August 1, 2011	Brazil	Loyalty program	Direct	52.60	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	52.60	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	52.60	52.60
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism agency	Indirect	52.60	52.60
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	52.60	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-board magazine	-	-	60.00

(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	GLA has cancelled its investment in SCP Trip in February, 2021.
(c)	In May, 2021, GOL transfered direct control (52.60% of the capital) of Smiles Fidelidade to its subsidiary GLA. In June, 2021, the Company completes the corporate transaction for the acquisition of minority interest, see note 1.4

13

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

The subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, incorporated and controlled by Smiles Fidelidade S.A, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The subsidiary Smiles Fidelidade also controls Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is intermediating travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others.

The investment funds Airfim and Fundo Sorriso, controlled by GLA and Smiles Fidelidade, respectively, have the characteristic of an exclusive fund and act as an extension of the subsidiaries to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

GTX S.A., directly controlled by GLA, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

1.4.	Corporate reorganization plan

On June 04, 2021, Smiles Fidelidade became a wholly owned subsidiary of GLA as a result of the proposed merger of shares approved by Smiles and GOL shareholders.

The merger proposal included the following steps, which were implemented concurrently and interdependently:

•      incorporation of Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade;

•      incorporation of GLA’s shares by the Company, issuing preferred shares and redeemable preferred shares of the Company to GLA’s shareholders; and

•      redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade.

On April 28, 2021, the period for exercising the right of withdrawal expired, which was exercised on 176 preferred shares of GOL and 28,220 common shares of Smiles, whose total amount of R$299 was settled on May 12, 2021.

On May 25, 2021, the Company transferred to GLA the control of Smiles Fidelidade S.A. through a capital increase in the amount of R$350,075.

Considering the choice of Smiles' minority shareholders among the available exchange ratios, on June 04, 2021, GOL issued 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares. Classes B and C were redeemed and settled in cash on June 23, 2021 for the total amount of R$744,450.

14

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.5.	Acquisition of MAP Transportes Aéreos

On June 08, 2021, GOL entered into an agreement to acquire MAP Transportes Aéreos Ltda. (“MAP”), a Brazilian domestic airline with flight routes to regional destinations and São Paulo´s Congonhas Airport, considering the Company's commitment to expand Brazilian demand for passenger air transport and an unparalleled market opportunity for rational consolidation in the Brazilian aviation market, as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

The main benefits of this transaction are: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

The transaction closing is subject to approval by the National Civil Aviation Agency (ANAC) and by the Administrative Council for Economic Defense (CADE). Therefore, on June 30, 2021 there are no impacts from this transaction on the interim condensed consolidated financial information statements.

1.6.	Compliance program

In December 2016 as a result of investigations involving the Company, GOL signed an agreement ("Agreement") with the Brazilian Federal Public Ministry, through which the Company agreed to pay fines and make improvements to its compliance program, in return for the commitment of the Brazilian Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement, as disclosed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020.

The Company voluntarily informed the U.S. Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission ("CVM") about the Agreement and the external and independent investigation conducted by an independent committee of the Company.

The investigation, completed in April 2017, revealed that immaterial payments were made to politically exposed people and the competent authorities were duly reported. None of the current employees, representatives or members of the Management and Board of Directors knew of any illegal purpose behind any of the transactions identified, or of any illegal benefit to the Company arising from the transactions under investigation.

The Company will keep reporting any future developments regarding this issue, as well as monitor the analyses already started by these agencies, which may impose new fines and possibly other sanctions to the Company.

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance, detailed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020. In addition, Management constantly reinforces with its employees, customers and suppliers its commitment to continuous improvement in its internal control programs and compliance.

There were no further developments on the subject during the period ended June 30, 2021.

15

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting fiscal years.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2020, as well as the restatement of relevant information included in the annual financial statements related to the year ended December 31, 2020 disclosed on March 24, 2021.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments mainly comprising exclusive investment funds, measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements relating for the period ended on 30 June, 2021, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

16

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

2.1.	Restatement of prior period

As presented below, we are restating prior period as of June 30, 2020 and for the six months ended June 30, 2020, to reflect certain non-cash adjustments to our recording of sale-leaseback transactions that occurred in the six months ended June 30, 2020 but was incorrectly recorded in the three-month period ending December 31, 2020. There was no effect on the full year financial statements as of and for the year ended December 31, 2020.

The restatement of our financial statements in this report retroactively reflects these adjustments in the accounting period in which the relevant sale-leaseback transactions occurred, in the first semester of 2020.

No changes were made to the financial information as of and for the six months ended June 30, 2021 and for the years ended December 31, 2020, 2019 and 2018, as previously published.

Consolidated statements of operations

	June 30, 2020	Adjustment	June 30, 2020
	before		Restated
	Restatement
Other income (expenses), net	733,239	(42,645)	690,594
Total operating costs and expenses	(3,377,754)	(42,645)	(3,420,399)

Income (loss) before financial results, exchange rate variation, net and income tax and social contribution	127,821	(42,645)	85,176

Loss before exchange rate variation, net and income tax and social contribution	(698,745)	(42,645)	(741,390)

Income (Loss) before income tax and social contribution	(4,212,173)	(42,645)	(4,254,818)

Income (Loss) for the period	(4,258,690)	(42,645)	(4,301,335)

Consolidated statements of operations

	June 30, 2020	Adjustment	June 30, 2020
	before		Restated
	Restatement

Net income (loss) for the period	(4,258,690)	(42,645)	(4,301,335)

Total comprehensive income (loss) for the period	(5,310,305)	(42,645)	(5,352,950)

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on September 20, 2021.

17

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)
4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2020, issued on March 24, 2021.

4.1.	New accounting standards and pronouncements adopted in the period

On March 31, 2021, IASB extended the possibility of applying the practical expedient with benefits granted to tenants in lease agreements for years beginning on or after April 1, 2021, with early adoption allowed. This change did not impact the Company’s unaudited interim condensed consolidated financial statements. Additionally, in the period ended June 30, 2021, standards or pronouncements issued in previous periods with an impact on the Company’s unaudited interim condensed consolidated financial statements did not enter into force.

4.2.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the statement of operations for the fiscal year.

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020
U.S. Dollar	5.0022	5.1967	5.3842	5.1425
Argentinian Peso	0.0523	0.0617	0.0591	0.0622

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter holiday periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Domestic demand, mainly from the corporate sector, is highly linked to the level of economic activity in Brazil (GDP). Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, considering all current unpredictability and uncertainty, the operations have shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19. In other words, in the pandemic context, the recovery of the normalized behavior of demand in periods of high season will depend not only on the historical seasonality between the different months, but also on the observation of the reduction in the curve of cases and deaths.

6.	Cash and cash equivalents

	June 30, 2021	December 31, 2020
Cash and bank deposits	75,761	428,812
Cash equivalents	684,508	234,018
Total	760,269	662,830

18

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The breakdown of cash equivalents is as follows:

	June 30, 2021	December 31, 2020
Local currency
Private bonds and deposits with banks	627,338	170,359
Automatic deposits	57,145	59,936
Total local currency	684,483	230,295

Foreign currency
Private bonds and deposits with banks	25	3,723
Total foreign currency	25	3,723

Total	684,508	234,018

7.	Short-term investments

	Weighted average rate (p.a.)	June 30, 2021	December 31, 2020
Local currency
Government bonds	95.2% of CDI	168	22,465
Investment funds	95.4% of CDI	22,823	603,698
Total local currency		22,991	626,163

Foreign currency
Deposits with banks		-	2,415
Investment funds	28.8%	15	757
Total foreign currency		15	3,172

Total		23,006	629,335

Current		22,838	628,343
Non-current		168	992

8.	Restricted cash

	Weighted average rate (p.a.)	June 30, 2021	December 31, 2020
Local currency
Import financing	98.0% of CDI	60,697	213,153
Letter of guarantee - Legal proceedings	84.7% of CDI	55,282	56,440
Letter of credit – Maintenance deposit	98.1% of CDI	156,467	155,184
Collateral for working capital lines of credit	99.8% of CDI	9,711	52,927
Total local currency		282,157	477,704

Foreign currency
Collateral for financing with Ex-lm Bank	0.2%	30,065	31,206
Letter of guarantee - Legal proceedings	-	1,593	-
Escrow deposits for hedge margin	-	-	35,697
Total foreign currency		31,658	66,903

Total		313,815	544,607

Current		269,131	355,769
Non-current		44,684	188,838

The decrease in restricted cash linked to import financing and working capital loan, in the period ended June 30, 2021, refers to using the asset to pay for debt operations to which they were linked.

19

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

9.	Trade receivables

	June 30, 2021	December 31, 2020
Local currency
Credit card administrators	295,319	318,869
Travel agencies	297,523	266,086
Cargo agencies	28,632	29,902
Airline partner companies	9,118	8,877
Other	20,406	13,845
Total local currency	650,998	637,579

Foreign currency
Credit card administrators	52,589	77,616
Travel agencies	14,524	13,960
Cargo agencies	46	122
Airline partner companies	6,751	19,464
Other	9,466	9,005
Total foreign currency	83,376	120,167

Total	734,374	757,746

Allowance for expected loss with trade receivables accounts	(16,966)	(18,047)

Total trade receivables	717,408	739,699

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	June 30, 2021	December 31, 2020
Not yet due
Until 30 days	419,785	459,338
31 to 60 days	104,797	88,893
61 to 90 days	27,572	33,121
91 to 180 days	55,038	54,832
181 to 360 days	32,671	41,484
Above 360 days	125	256
Total not yet due	639,988	677,924

Overdue
Until 30 days	28,148	10,278
31 to 60 days	5,168	21,677
61 to 90 days	16,156	13,501
91 to 180 days	10,117	11,474
181 to 360 days	13,741	785
Above 360 days	4,090	4,060
Total overdue	77,420	61,775

Total	717,408	739,699

The changes in an expected loss on trade receivables are as follows:

	June 30, 2021	December 31, 2020
Balance at the beginning of the year	(18,047)	(16,952)
(Additions) Exclusions	1,081	(1,095)
Balances at the end of the period	(16,966)	(18,047)

20

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

10.	Inventories

	June 30 2021	December 31, 2020
Consumables	20,343	14,533
Parts and maintenance materials	174,995	181,105
Advance to suppliers	17,476	-
Total	212,814	195,638

The changes in the provision for obsolescence are as follows:

	June 30, 2021	December 31, 2020
Balances at the beginning of the year	(12,862)	(14,302)
Additions	(54)	(702)
Write-offs	7,331	2,142
Balances at the end of the period	(5,585)	(12,862)

11.	Advance to suppliers and third parties

	June 30, 2021	December 31, 2020
Advance to domestic suppliers	216,128	290,664
Advances to international suppliers	31,170	68,873
Advance for materials and repairs	48,932	48,933
Total	296,230	408,470

Current	198,813	318,769
Non-current	97,417	89,701

12.	Recoverable taxes

	June 30, 2021	December 31, 2020
IRPJ and CSLL prepayments	93,249	109,231
PIS and COFINS to recover (*)	271,228	387,033
Value added tax (VAT) abroad	3,390	3,998
Other	11,610	5,097
Total	379,477	505,359

Current	265,357	186,955
Non-current	114,120	318,404

(*) During the period ended June 30, 2021, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$57,422 (R$126,675 in the fiscal year ended December 31, 2020).

21

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)
13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2020	Statement of operations	Shareholders’ Equity(*)	June 30, 2021
Deferred assets
Income tax losses carry forward	37,921	-	-	37,921
Negative basis of social contribution	13,650	-	-	13,650
Temporary differences:
Allowance for expenses loss on trade receivables and other credits	2,004	53	-	2,057
Provision for legal proceedings and tax liabilities	(83)	(3)	-	(86)
Others	71	(5)	164	230
Total deferred taxes – assets	53,563	45	164	53,772

Deferred liabilities
Temporary differences:
Breakage provision	(193,498)	892	-	(192,606)
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(194,789)	(3,969)	-	(198,758)
Reversal of goodwill amortization for tax purposes	(127,659)	-	-	(127,659)
Derivative transactions	(28,902)	43,490	-	14,588
Allowance for expenses loss with trade receivables and other credits	201,446	(3,521)	-	197,925
Provision for legal proceedings and tax liabilities	124,723	17,000	-	141,723
Provisions for aircrafts redelivery	190,778	(21,390)	-	169,388
Aircraft leases and others	10,586	(3,797)	-	6,789
Unrealized profits	69,843	6,326	-	76,169
Others	81,064	(22,092)	-	58,972
Total deferred taxes – liabilities	(219,634)	12,939	-	(206,695)
Total effect of deferred taxes - income (expenses)	-	12,984	-	-

(*) Exchange rate change recognized in other comprehensive income (expenses).

22

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Management considers that the deferred assets and liabilities recognized on June 30, 2021, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Amount
2023	5,034
2024	12,183
2025	9,981
2025 onwards	24,373
Total	51,571

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	June 30, 2021	December 31, 2020
Acumulated income tax losses	9,587,143	8,401,388
Negative basis of social contribution	9,587,143	8,401,388

Potential tax credit	3,259,629	2,856,472

The reconciliation of tax expenses and calculation of the loss before income tax and social contribution by the nominal tax rate for six-month periods ended June 30, 2021 and 2020 is as follows:

	June 30, 2021	June 30, 2020

Loss before income tax and social contribution	(1,815,152)	(4,254,818)
Combined tax rate	34%	34%
Income at the statutory tax rate	617,152	1,446,638

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	(75,102)	65,190
Non-deductible expenses, net	(68,689)	4,999
Exchange rate change on foreign investments	31,862	(178,954)
Benefit constituted (not constituted) on tax loss, negative basis and temporary differences	(537,827)	(1,384,390)
Total income taxes	(32,604)	(46,517)

Income tax and social contribution
Current	(45,588)	(35,853)
Deferred	12,984	(10,664)
Total income (loss) taxes	(32,604)	(46,517)

14.	Deposits

	June 30, 2021	December 31, 2020
Court deposits	958,601	1,032,418
Maintenance deposits	601,808	667,565
Deposits in guarantee for leases agreements	295,719	358,472
Total	1,856,128	2,058,455

23

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

14.1.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims, the release of the court deposits has been claimed.

14.2.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) according to the conditions established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•     Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on June 30, 2021 was R$248,316 (R$273,311 on December 31, 2020).

•     Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On June 30, 2021, the balance referring to such reserves was R$710,285 (R$759,108 on December 31, 2020).

14.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

24

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

15.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2020							June 30, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-off	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft – ROU (1) with no purchase option	20.29%	4,020,709	(1,420,648)	2,600,061	428,632	47,417	(271,624)	-	2,804,486	4,455,675	(1,651,189)
Spare parts and engines - Own (4) (5)	6.95%	1,964,411	(837,048)	1,127,363	23,010	-	(66,182)	(1,323)	1,082,868	1,983,222	(900,354)
Spare parts and engines – ROU	33.55%	84,329	(47,940)	36,389	2,026	-	(8,597)	-	29,818	82,717	(52,899)
Aircraft and engine improvements	46.78%	3,206,385	(2,282,042)	924,343	90,613	-	(227,918)	-	787,038	3,157,822	(2,370,784)
Tools	10.00%	55,821	(28,697)	27,124	404	-	(1,965)	(11)	25,552	56,196	(30,644)
		9,331,655	(4,616,375)	4,715,280	544,685	47,417	(576,286)	(1,334)	4,729,762	9,735,632	(5,005,870)

Property, plant and equipment in use
Vehicles	20.00%	11,264	(9,572)	1,692	377	-	(285)	-	1,784	11,641	(9,857)
Machinery and equipment	10.00%	62,841	(48,417)	14,424	40	-	(1,441)	-	13,023	62,862	(49,839)
Furniture and fixtures	10.00%	32,790	(20,483)	12,307	24	-	(996)	(44)	11,291	32,502	(21,211)
Computers and peripherals – Own	20.00%	47,487	(35,837)	11,650	99	-	(1,860)	(5)	9,884	47,219	(37,335)
Computers and peripherals – ROU	26.58%	21,992	(15,460)	6,532	-	-	(3,052)	-	3,480	21,992	(18,512)
Communication equipment	10.00%	2,233	(1,871)	362	5	-	(55)	(8)	304	2,216	(1,912)
Security equipment	10.00%	55	(32)	23	-	-	(2)	-	21	55	(34)
Third-party property improvements – CMA (3)	12.05%	107,637	(107,637)	-	-	-	-	-	-	107,637	(107,637)
Third-party property improvements	20.31%	75,714	(49,328)	26,386	25	-	(4,959)	-	21,452	75,725	(54,273)
Third-party property – ROU	33.96%	27,867	(15,834)	12,033	-	32	(4,337)	-	7,728	27,899	(20,171)
Construction in progress		14,837	-	14,837	5	-	-	(170)	14,672	14,672	-
		404,717	(304,471)	100,246	575	32	(16,987)	(227)	83,639	404,420	(320,781)

Impairment losses (2)	-	(34,330)	-	(34,330)	3,699	-	-	-	(30,631)	(30,631)	-
Total		9,702,042	(4,920,846)	4,781,196	548,959	47,449	(593,273)	(1,561)	4,782,770	10,109,421	(5,326,651)

Advances to suppliers	-	179,092	-	179,092	29,377	-	-	(11,590)	196,879	196,879	-
Total Property, plant and equipment		9,881,134	(4,920,846)	4,960,288	578,336	47,449	(593,273)	(13,151)	4,979,649	10,306,300	(5,326,651)

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) As of June 30, 2021, the balance of spare parts is granted as a guarantee to Secured Notes 2026, according to Note 17.

(5) As of June 30, 2021, 19 engines of the Company are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 17.

25

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

16.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

		December 31, 2020						June 30, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated amortization	Net opening balance	Additions	Write-off	Amortization	Net ending balance	Historical cost	Accumulated amortization
Cost
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Software	25.73%	507,734	(345,661)	162,073	51,877	(22)	(40,365)	173,563	496,829	(323,266)
Others	20.00%	10,000	(6,167)	3,833	-	-	(1,000)	2,833	10,000	(7,167)
Total		2,098,936	(351,828)	1,747,108	51,877	(22)	(41,365)	1,757,598	2,088,031	(330,433)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

26

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

17.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2020										June 30, 2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of cost and premium	Total	Current	Non-current
Em R$:
Debentures	03/2022	8.32% (3)	440,918	146,170	587,088	-	-	-	16,064	(18,149)	-	2,799	587,802	587,802	-
Working Capital	10/2025	9.04%	239,615	17,275	256,890	-	-	(64,671)	9,422	(10,381)	-	-	191,260	177,881	13,379

Em US$:
Secured funding	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import financing	01/2022	4.79%	783,659	-	783,659	-	-	(152,258)	15,717	(18,873)	(14,238)	-	614,007	614,007	-
Financing with Ex-lm Bank collateral	12/2022	2.77%	194,786	49,958	244,744	-	-	(51,403)	1,255	(1,360)	(7,839)	2,905	188,302	164,295	24,007
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(124,954)	-	98,139	(43,636)	(78,149)	(15)	1,786,199	36,540	1,749,659
Spare engine facility	09/2024	2.44%	22,771	197,009	219,780	-	-	-	2,811	(1,524)	(8,262)	141	212,946	34,349	178,597
Senior notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	122,502	(124,577)	(128,037)	4,596	3,313,321	94,833	3,218,488
Senior secured notes 2026	06/2026	8.00%	1,848	953,802	955,650	1,501,569	-		108,332	(103,935)	(114,145)	9,972	2,357,443	-	2,357,443
Loan facility	03/2028	4.15%	32,566	233,135	265,701	-	-	(3,067)	5,468	(2,419)	(8,829)	128	256,982	47,392	209,590
Perpetual bonds (2)	-	8.75%	16,522	789,168	805,690	10,952	-	-	36,213	(36,345)	(30,762)	-	785,748	15,905	769,843
Total			2,353,279	7,623,687	9,976,966	1,512,521	(124,954)	(771,062)	432,923	(378,944)	(373,966)	20,526	10,294,010	1,773,004	8,521,006

(1)       Exchangeable Senior Notes see Note 32.2.

(2)       On December 31, 2020 It includes the elimination of related parties, considering securities of this issue, carried out by Gol Finance, held by GLA, totaling R$10,609. These securities were resold in the period ended June 30, 2021, therefore there is no elimination on this date.

(3)       These securities are divided into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% p.a. and Series 3 with CDI rate + 4.90% p.a..

27

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The consolidated loans and financing includes fundraising and premiums costs of R$220,626 e R$230,763, respectively, on June 30, 2021 (R$ R$173,086 e R$189,195 on December 31, 2020), which are amortized over the term of the related debt. It also includes amortizable premium and fair value of the derivative financial instrument, both referring to ESN, totaling R$36,228 e R$205,838, respectively, on June 30, 2021 (R$42,226 and R$346,030 on December 31, 2020).

17.1.	New loans and financing contracted and renegotiated during the period ended June 30, 2021

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

17.1.1.	Debentures

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of series 3 with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of series 1, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, at the General Meeting of Debenture Holders, it was decided to postpone the payment of series 3 maturing on April 07, 2021 to May 12, 2021, in the amount of R$295,833 with new remuneration of CDI + 4.90 % a.a.

On May 11, 2021, at the General Meeting of Debenture Holders, the payment of series 3 maturing on May 12, 2021 was again postponed to June 26, 2021.

On June 25, 2021, the General Meeting of Debenture Holders resolved to postpone the payment of series 3 maturing on June 26, 2021 to August 10, 2021.

17.1.2.	Working capital – Lines of credit

During the period ended June 30, 2021, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. These transactions have as purpose maintaining and managing the company's working capital, and the main change was the maturity date and interest rate, as disclosed in the previous table.

17.1.3.	Import financing

During the period ended June 30, 2021, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

28

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

17.1.4.	Senior Secured Notes 2026

In May 2021, the Company raised Senior Secured Notes, as part of an additional issuance and consolidated of the Senior Secured Notes issued in December 2020, bearing interest of 8.00% p.a. and maturity in June 2026.

Operation date	Principal		Costs		Interest rate (p.a.)	Date - Maturity
	(US$ thousands)	(R$ thousands)	(US$ thousands)	(R$ thousands)
May 11, 2021	300,000	1,569,660	13,019	68,091	8.00%	June 30, 2026

17.2.	Loans and financing – Non-current

On June 30, 2021, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2022	2023	2024	2025	2025 onwards	Without maturity date	Total
In R$:
Working capital – Lines of credit	4,152	4,644	2,500	2,083	-	-	13,379
In US$:
Financing with Ex-lm Bank collateral	24,007	-	-	-	-	-	24,007
Spare engine facility	-	-	1,749,659	-	-	-	1,749,659
ESN 2024	11,149	22,299	145,149	-	-	-	178,597
Senior notes 2025	-	-	-	3,218,488	-	-	3,218,488
Senior secured notes 2026	-	-	-	-	2,357,443	-	2,357,443
Loan facility	15,044	30,948	31,991	33,113	98,494	-	209,590
Perpetual bonds	-	-	-	-	-	769,843	769,843
Total	54,352	57,891	1,929,299	3,253,684	2,455,937	769,843	8,521,006

The fair value of loans and financing as of June 30, 2021, is as follows:

	Book value (*)	Fair value
Debentures	587,802	591,666
ESN 2024	1,786,199	1,976,859
Senior Notes 2025	3,313,321	3,232,496
Senior Secured Notes 2026	2,357,443	2,545,269
Perpetual bonds	785,748	689,834
Other loans and financing	1,463,497	1,463,497
Total	10,294,010	10,499,621

(*) Total net of funding costs.

17.3.	Covenants

The Company has financial covenants in Debentures, which obligation to measure such indicators is semiannual. A waiver was granted by Debenture Holders regarding the non-compliance with the financial rates and limits set.

29

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

18.	Leases

On June 30, 2021, the balance of leases payable includes: (i) R$31,249 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$16,252 on December 31, 2020), which fall under the exemption provided for in IFRS 16; and (ii) R$7,664,680 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

		December 31, 2020									June 30,2021
	Weighted average rate (p.a.)	Current	Non-current	Total	Additions	Contractual amendment	Payments	Deposit in guarantee	Interest incurred	Exchange rate change	Total	Current	Not Current
In R$:
Leases without purchase option	13.13%	32,530	14,985	47,515	-	32	(9,007)	-	3,214	-	41,754	31,096	10,658
Total		32,530	14,985	47,515	-	32	(9,007)	-	3,214	-	41,754	31,096	10,658

In US$:
Leases without purchase option	11.97%	1,268,226	6,252,199	7,520,425	430,658	47,417	(515,891)	(5,329)	441,848	(296,202)	7,622,926	1,802,486	5,820,440
Total		1,268,226	6,252,199	7,520,425	430,658	47,417	(515,891)	(5,329)	441,848	(296,202)	7,622,926	1,802,486	5,820,440

Total Leases		1,300,756	6,267,184	7,567,940	430,658	47,449	(524,898)	(5,329)	445,062	(296,202)	7,664,680	1,833,582	5,831,098

In the six-month periods ended June 30, 2021, the Company directly recognized in the cost from services, totaling R$31,111, related to short-term leases and variable payments, on a straight-line basis.

30

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	Without purchase option
	June 30, 2021	December 31, 2020
2021	1,562,699	2,102,771
2022	2,013,608	1,982,685
2023	1,670,573	1,642,264
2024	1,291,179	1,260,405
2025	1,046,907	1,018,896
Thereafter	3,008,085	2,701,509
Total minimum lease payments	10,593,051	10,708,530
Less total interest	(2,897,122)	(3,124,338)
Present value of minimum lease payments	7,695,929	7,584,192
Less current portion	(1,864,831)	(1,317,008)
Non-current portion	5,831,098	6,267,184

18.1.	Sale-leaseback transactions

During the six-month period ended June 30, 2021, the Company did not carry out sale-leaseback transactions. In the six-month period ended June 30, 2020 the Company recognized a net gain of R$551,942 from the sale-leaseback transactions of 11 aircraft, recorded in the statement of operations in the group of “Other income (expenses), net”.

19.	Suppliers

	June 30, 2021	December 31, 2020

Local currency	1,165,214	1,164,193
Foreign currency	407,966	481,001
Total	1,573,180	1,645,194

Current	1,562,946	1,612,536
Non-current	10,234	32,658

20.	Taxes payable

	June 30, 2021	December 31, 2020
PIS and COFINS	23,935	23,647
Installment payments - PRT and PERT	37,375	41,641
Withholding income tax on salaries	17,550	33,011
ICMS	251	472
IRPJ and CSLL payable	3,847	13
Other	6,360	7,192
Total	89,318	105,976

Current	61,279	73,614
Non-current	28,039	32,362

21.	Advance ticket sales

On June 30, 2021, the balance of advance ticket sales classified in current liabilities was R$1,999,013 (R$2,050,799 on December 31, 2020) and is represented by 5,941,658 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 120 days (102 days on December 31, 2020).

Balances of advance ticket sales are shown net of breakage corresponding to R$274,197 on June 30, 2021 (R$299,188 on December 31, 2020).

31

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

On June 30, 2021, the Company has reimbursements to pay related to non-performed transports in the amount of R$326,978 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

22.	Mileage program

	June 30, 2021	December 31, 2020
Mileage program	2,187,188	2,145,097
Others	5,496	5,817
Breakage	(567,902)	(569,952)
Total	1,624,782	1,580,962

Current	1,280,022	1,258,502
Non-current	344,760	322,460

Breakage consists of estimating miles that have a high potential to expire due to their expected non-use. IFRS 15 – “Revenue from Contract with Customers”, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the redemption of miles, given that this is not expected before expiration.

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Recognition (reversal) of provision	8,707	168,218	154,604	331,529
Provisions used	-	(134,813)	(103,169)	(237,982)
Adjustment to present value	-	36,529	-	36,529
Exchange rate change	-	(37,335)	397	(36,938)
Balances on June 30, 2021	108,256	1,063,514	444,264	1,616,034

On June 30, 2021
Current	-	252,046	-	252,046
Non-current	108,256	811,468	444,264	1,363,988
Total	108,256	1,063,514	444,264	1,616,034

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2020.

June 30, 2021
Current service cost recognized in income (expenses)	4,785
Cost of interests recognized in income (expenses)	3,922
Total	8,707

32

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

23.3.	Provision for legal proceedings

The Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Civil	96,511	100,806	70,286	64,181
Labor	322,976	269,297	213,832	238,702
Tax	24,777	22,329	613,357	574,356
Total	444,264	392,432	897,475	877,239

Details about the relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2020. In the period ended on June 30, 2021, there were no changes regarding new proceedings or reclassification of the relevant risk of loss.

24.	Shareholders’ equity

24.1.	Capital stock

On June 4, 2021, the Company's Board of Directors deliberated the increase of capital stock in the amount of R$606,839, as a result of the corporate reorganization for the merger of Smiles, with the issuance, by the Company, of 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, with class B and C shares redeemed in the June’s month, within the scope of the approved merger proposal.

On June 15, 2021, the Directors’ Board ratified the capital increase, in the amount of R$423,061 with the issuance of 171,136,137 common shares and 12,581,185 preferred shares. In this same act, the 171,136,137 common shares were converted into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share.

33

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

On June 30, 2021, the capital stock amount was R$4,039,336, represented by 3,177,611,730 shares, of which 2,863,682,710 common shares and 313,929,020 preferred shares (R$3,009,436, represented by 3,137,706,967 shares, of which 2,863,682,710 common shares and 274,024,257 preferred shares on December 31, 2020). The capital stock is reduced of share issuing costs in the amount of R$155,618 on June 30, 2021 and December 31, 2020.

The Company’s shares are held as follows:

	June 30, 2021			December 31, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Fundo Volluto (2)	100.00%	-	20.67%	100.00%	-	22.99%
Mobi FIA (2)	-	32.85%	26.06%	-	37.57%	28.93%
Path Ltd. (2)	-	3.46%	2.74%	-	-	-
Capital International	-	5.07%	4.02%	-	-	-
AirFrance - KLM	-	1.35%	1.07%	-	1.55%	1.19%
Others	-	1.54%	1.22%	-	1.91%	1.47%
Market	-	55.73%	44.20%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) In the context of Exchangeable senior notes 2024, issued in 2019, as a result of transactions related to the ADS lending facility, Bank of America Corporation acquired 33,863,549 preferred shares, representing 10.8% of total preferred shares on June 30, 2021.

(2) Refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on June 30, 2021 and December 31, 2020 is R$6 billions. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will determine the issuance conditions, including pricing and payment terms.

24.2.	Treasury shares

On June 30, 2021, the Company had 1,217,285 treasury shares, totaling R$41,514 (1,824,034 shares totaling R$62,215 on December 31, 2020). On June 30, 2021, the closing market price for treasury shares was R$22.96 (R$24.94 on December 31, 2020).

24.3.	Interim dividends – Non-controlling shareholders

On March 25, 2021, the Smiles Fidelidade’s Board of Directors decided to distribute interim dividends in the amount of R$500,000, of which R$236,992 were allocated to minority shareholders and fully paid on April 16, 2021.

34

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

25.	Income (Loss) per share

The Company's income (loss) per share was determined as follows:

	June 30, 2021			June 30, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Loss for the period attributed to controlling shareholders	(427,886)	(1,457,604)	(1,885,490)	(995,528)	(3,332,299)	(4,327,827)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	277,503		2,863,683	273,872
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	277,503		2,863,683	273,872

In Brazilian Real (R$)
Basic earnings (loss) per share	(0.149)	(5.253)		(0.348)	(12.167)
Diluted earnings (loss) per share	(0.149)	(5.253)		(0.348)	(12.167)

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2020, and did not change during the period ended on June 30, 2021.

26.1.	Stock option plan - GOL

The movement of the stock options outstanding for in the six-month period ended June 30, 2021, is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2020	7,529,612	11.59
Options exercised	(111,557)	3.99
Options canceled and adjustments in estimated prescribed rights	57,664	15.36
Outstanding options on June 30, 2021	7,475,719	11.66

Number of options exercisable on:
December 31, 2020	5,752,726	10.32
June 30, 2021	6,011,535	10.74

The expenses recognized in the statement of operations for the period corresponding to the stock option plan in the six-month periods ended June 30, 2021, were R$4,626, respectively (R$5,694 in the six-month periods ended June 30, 2020).

35

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

26.2.	Restricted share plan - GOL

Restricted shares
Restricted shares transferable on December 31, 2020	1,203,483
Transferred shares (*)	(595,976)
Canceled shares and adjustments to the estimate of expired rights	82,662
Transferable Restricted Shares on June 30, 2021	690,169

(*) During the period ended June 30, 2021, the Company transferred 581,499 shares via equity instruments (treasury shares) and the amount of R$397 was paid in cash equivalent to 14,477 shares.

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the six-month periods ended June 30, 2021, were R$3,518 (R$4,083 in the six-month periods ended June 30, 2020).

26.3.	Stock option plan – Smiles Fidelidade

There were no changes to options outstanding in the period ended June 30, 2021. On this date, the average exercise price, adjusted for earnings distributions, is R$41.36 (R$48.42 on December 31, 2020).

During the six-month periods ended June 30, 2021, the Company recorded R$666, in equity related to share-based compensation with a corresponding entry in the statement of operations (R$1.195 in the period ended June 30, 2020).

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes (expenses). On June 30, 2021, the balance of this obligation totaled R$2,846 (R$1,881 on December 31, 2020) recorded under “Salaries, wages and benefits”, referenced to 135,012 equivalent Company’s shares (R$119,784 on December 31, 2020). The same amount was recorded under “Salaries, wages and benefits” in the statement of operations related to these bonuses (R$1,502 in the period ended June 30, 2020).

27.	Transactions with related parties

27.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

On June 30, 2021, GLA recognized total expenses related to these services of R$1,601 (R$3,622 on June 30, 2020). On the same date, the balance payable to related companies, under “Suppliers”, was of R$4,965 (R$3,344 on December 31, 2020), and refers to transportation services with Viação Piracicabana Ltda and Expresso Caxiense S.A.

36

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

27.3.	Commercial partnership and maintenance agreement

At February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the six-month period ended June 30, 2021, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$34,420 (R$171,290 in the period ended June 30, 2020). On June 30, 2021, the Company has R$80,091 in the “Suppliers” account under current liabilities (R$72,519 on December 31, 2020).

27.4.	Compensation agreement for the provision of guarantee

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, which holds guarantee of assets granted by Mobi FIA, through the execution of the Pledge Agreement of Shares, Assets and Credit Rights and in consideration, it will receive remuneration from the Company, according to the terms agreed in the agreement. For additional information, see Note 17.

On June 30, 2021, this debt was fully paid and the guarantees were released from their pledge.

27.5.	Compensation of key management personnel

	June 30, 2021	June 30, 2020
Salaries, wages and benefits (*)	29,637	17,164
Related taxes and charges	7,731	8,637
Share-based compensation	9,590	5,201
Total	46,958	31,002

(*) Includes payment for members of Management, audit committee.

37

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

28.	Revenue

	June 30, 2021	June 30, 2020

Passenger transportation (*)	2,382,290	3,277,761
Cargo transportation	167,044	145,125
Mileage program	171,100	189,546
Other revenue	15,226	37,767
Related tax	(139,661)	(144,624)
Revenue	2,595,999	3,505,575

(*) Of the total amount, the total of R$219,308 for the six-month periods ended June 30, 2021, are made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$156,953 for the six-month periods ended June 30, 2020).

In the six-month periods ended June 30, 2021, revenues earned in the international market represent less than 10% of total revenues.

29.	Financial results

	June 30, 2021	June 30, 2020
Financial income
Gain on derivatives	2,959	58,512
Earnings with derivatives - capped call (b)	-	28,972
Gains from financial investments	13,644	154,233
Inflation indexation	9,628	7,807
(-) Taxes on financial income (a)	(9,755)	(24,883)
Unrealized gains - conversion right – ESN (b)	124,954	651,616
Interest income	3,817	-
Other	18,404	18,390
Total financial income	163,651	894,647

Financial expenses
Loss with derivatives	(1,045)	(417,798)
Derivative losses - capped call (b)	(21,587)	(148,500)
Unrealized loss - conversion right - ESN (b)	-	(242,480)
Interest on loans, financing and others	(450,090)	(411,993)
Bank charges and expenses	(40,522)	(68,005)
Losses from financial investments	-	(62,894)
Interest on leases	(445,058)	(302,539)
Other	(89,053)	(67,004)
Total financial expenses	(1,047,355)	(1,721,213)

Foreign exchange rate change, net	401,305	(3,513,428)

Total	(482,399)	(4,339,994)

(a)  Related to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)  See note 32.2.

38

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

30.	Segments

The information below presents the summarized financial position of the reportable operating segments on June 30, 2021 and December 31, 2020:

30.1.	Assets and liabilities of the operating segments

	June 30, 2021
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	2,053,651	1,641,478	3,695,129	(1,124,968)	2,570,161
Non-current	9,445,840	1,103,156	10,548,996	(1,549,997)	8,998,999
Total assets	11,499,491	2,744,634	14,244,125	(2,674,965)	11,569,160

Liabilities
Current	9,925,745	1,493,369	11,419,114	(900,939)	10,518,175
Non-current	17,320,046	571,587	17,891,633	(1,094,348)	16,797,285
Total equity (deficit)	(15,746,300)	679,678	(15,066,622)	(679,678)	(15,746,300)
Total liabilities and deficit	11,499,491	2,744,634	14,244,125	(2,674,965)	11,569,160

	December 31, 2020
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	2,059,655	2,453,838	4,513,493	(1,268,142)	3,245,351
Non-current	10,040,986	908,246	10,949,232	(1,380,447)	9,568,785
Total assets	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

Liabilities
Current	9,975,367	1,502,179	11,477,546	(1,079,330)	10,398,216
Non-current	16,532,366	509,577	17,041,943	(858,964)	16,182,979
Total equity (deficit)	(14,407,092)	1,350,328	(13,056,764)	(710,295)	(13,767,059)
Total liabilities and deficit	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

39

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

30.2.	Results of the operating segments

	June 30, 2021
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Revenue
Passenger (a)	2,166,194	-	2,166,194	137,658	2,303,852
Cargo and other (a)	168,014	-	168,014	(17,324)	150,690
Mileage program (a)	-	315,296	315,296	(173,839)	141,457
Revenue	2,334,208	315,296	2,649,504	(53,505)	2,595,999

Operating costs and expenses
Salaries, wages and benefits	(893,710)	(40,721)	(934,431)	-	(934,431)
Aircraft fuel	(942,315)	-	(942,315)	-	(942,315)
Landing fees	(183,754)	-	(183,754)	-	(183,754)
Aircraft, traffic and mileage servicing	(326,013)	(93,612)	(419,625)	40,144	(379,481)
Passenger service expenses	(226,590)	-	(226,590)	-	(226,590)
Sales and marketing	(86,570)	(32,986)	(119,556)	(5,294)	(124,850)
Maintenance, materials and repairs	(241,331)	-	(241,331)	-	(241,331)
Depreciation and amortization	(616,723)	(17,915)	(634,638)	-	(634,638)
Other income (expenses), net	(259,465)	(1,897)	(261,362)	-	(261,362)
Total operating costs and expenses	(3,776,471)	(187,131)	(3,963,602)	34,850	(3,928,752)

Equity results	67,876	-	67,876	(67,876)	-
Operating result before financial result, net and income tax and social contribution	(1,374,387)	128,165	(1,246,222)	(86,531)	(1,332,753)

Financial income (expenses)
Financial income	157,930	42,811	200,741	(37,090)	163,651
Financial expenses	(1,083,838)	(607)	(1,084,445)	37,090	(1,047,355)
Total financial income (expenses)	(925,908)	42,204	(883,704)	-	(883,704)

Income (loss) before exchange rate variation, net and income tax and social contribution	(2,300,295)	170,369	(2,129,926)	(86,531)	(2,216,457)

Exchange rate variation, net	398,761	2,544	401,305	-	401,305
Income (loss) before income tax and social contribution	(1,901,534)	172,913	(1,728,621)	(86,531)	(1,815,152)

Income tax and social contribution	16,044	(54,976)	(38,932)	6,328	(32,604)
Net income (loss) for the period	(1,885,490)	117,937	(1,767,553)	(80,203)	(1,847,756)

Attributable to equity holders of the parent	(1,885,490)	80,203	(1,805,287)	(80,203)	(1,885,490)
Attributable to non-controlling interests of Smiles	-	37,734	37,734	-	37,734

40

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

	June 30, 2020
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Revenue
Passenger (a)	3,136,765	-	3,136,765	47,871	3,184,636
Cargo and other (a)	170,964	-	170,964	(39,571)	131,393
Mileage program (a)	-	227,889	227,889	(38,343)	189,546
Revenue	3,307,729	227,889	3,535,618	(30,043)	3,505,575

Operating costs and expenses
Salaries, wages and benefits	(796,056)	(40,307)	(836,363)	-	(836,363)
Aircraft fuel	(1,136,923)	-	(1,136,923)	-	(1,136,923)
Landing fees	(222,073)	-	(222,073)	-	(222,073)
Aircraft, traffic and mileage servicing	(288,612)	(63,516)	(352,128)	37,408	(314,720)
Passenger service expenses	(203,224)	-	(203,224)	-	(203,224)
Sales and marketing	(129,965)	(27,540)	(157,505)	(3,537)	(161,042)
Maintenance, materials and repairs	(218,067)	-	(218,067)	-	(218,067)
Depreciation and amortization	(1,003,699)	(14,882)	(1,018,581)	-	(1,018,581)
Other income (expenses), net	689,662	(16,759)	672,903	17,691	690,594
Total operating costs and expenses	(3,308,957)	(163,004)	(3,471,961)	51,562	(3,420,399)

Equity results	43,660	-	43,660	(43,660)	-
Operating result before financial result, net and income tax and social contribution	42,432	64,885	107,317	(22,141)	85,176

Financial income (expenses)
Financial income	880,745	44,566	925,311	(30,664)	894,647
Financial expenses	(1,740,867)	(11,126)	(1,751,993)	30,780	(1,721,213)
Total financial income (expenses)	(860,122)	33,440	(826,682)	116	(826,566)

Income (loss) before exchange rate variation, net and income tax and social contribution	(817,690)	98,325	(719,365)	(22,025)	(741,390)

Exchange rate variation, net	(3,511,199)	(2,130)	(3,513,329)	(99)	(3,513,428)
Income (loss) before income tax and social contribution	(4,328,889)	96,195	(4,232,694)	(22,124)	(4,254,818)

Income tax and social contribution	1,062	(40,293)	(39,231)	(7,286)	(46,517)
Net income for the period	(4,327,827)	55,902	(4,271,925)	(29,410)	(4,301,335)

Attributable to equity holders of the parent	(4,327,827)	29,410	(4,298,417)	(29,410)	(4,327,827)
Attributable to non-controlling interests of Smiles	-	26,492	26,492	-	26,492

(a)  Eliminations are related to transactions between GLA and Smiles Fidelidade.

In the stand-alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles loyalty program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under consolidated perspective, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

41

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

31.	Commitments

On June 30, 2021 and December 31, 2020, the Company had 95 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$23,567,598 (R$23,269,198 on December 31, 2020) corresponding to US$4,711,446 on June 30, 2021 (US$4,447,687 on December 31, 2020) and are segregated as follows:

	June 30, 2021	December 31, 2020
2022	899,270	-
2023	3,543,090	3,353,702
2024 onwards	19,125,238	19,915,496
Total	23,567,598	23,269,198

Of the total commitments presented above, the Company should disburse the amount of R$8,371,226 (corresponding to US$1,673,509 on June 30, 2021) as advances for aircraft acquisition, according to the financial flow below:

	June 30, 2021	December 31, 2020
2021	182,092	184,951
2022	1,475,197	1,287,077
2023	2,697,202	2,657,000
2024 onwards	4,016,735	4,186,740
Total	8,371,226	8,315,768

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On June 30, 2021, the total fleet consisted of 127 aircraft.

32.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2020. Since then, there have been no changes.

42

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on June 30, 2021 and December 31, 2020 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Assets
Cash and bank deposits	75,761	428,812	-	-
Cash equivalents	684,508	234,018	-	-
Short-term investments	23,006	629,335	-	-
Restricted cash	313,815	544,607	-	-
Trade receivables	-	-	717,408	739,699
Derivative assets	63,574	128,809	-	-
Deposits (a)	-	-	1,254,320	1,390,890
Other credits and amounts	-	-	155,420	179,160

Liabilities
Loans and financing (b)	205,838	346,030	10,088,172	9,630,936
Leases	-	-	7,695,929	7,584,192
Suppliers	-	-	1,573,180	1,645,194
Derivatives liabilities	-	5,297	-	-
Other liabilities	-	-	842,808	618,754
(a)	Excludes court deposits, as described in Note 14.
(b)	The amounts on June 30, 2021 and December 31, 2020, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the period ended June 30, 2021, there was no change in the classification between categories of the financial instruments.

43

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (losses) recognized in income (expenses)	-	-	635	(21,587)	132,470	-	111,518
Gains (losses) recognized as exchange rate change	-	-	-	(2,502)	7,722	-	5,220
Gains (losses) recognized in equity valuation adjustments	96,847	-	-	-	-	-	96,847
Receipts during the period	(131,013)	-	(2,318)	-	-	-	(133,331)
Derivatives assets (liabilities) on June 30, 2021	-	-	-	63,574	(205,838)	-	(142,264)
Derivative assets	-	-	-	63,574	-	-	63,574
Loans and financing	-	-	-	-	(205,838)	-	(205,838)

Changes in the adjustment of equity valuation
Balance on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair value adjustments during the period	96,847	-	-	-	-	-	96,847
Adjustments of hedge accounting of revenue	-	-	-	-	-	259,345	259,345
Net reversal to income (expenses)	55,384	3,236	-	-	-	970	59,590
Balances on June 30, 2021	(12,558)	(299,971)	-	-	-	(582,765)	(895,294)

Effects on income (expenses)	(55,384)	(3,236)	635	(24,089)	140,192	(260,315)	(202,197)
Net Revenue	-	-	-	-	-	(150)	(150)
Fuel	(57,637)	-	-	-	-	-	(57,637)
Financial results	2,253	(3,236)	-	(21,587)	132,470	-	109,900
Exchange rate variation, net	-	-	635	(2,502)	7,722	(260,165)	(254,310)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On June 30, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2021	2022	2023	2024	2025 onwards
Fuel	(1,090)	(11,468)	-	-	-
Interest Rate	(8,530)	(21,297)	(26,205)	(26,043)	(217,896)
Revenue Hedge	(20,677)	(155,293)	(263,645)	(143,150)	-
Total	(30,297)	(188,058)	(289,850)	(169,193)	(217,896)

44

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.3.	Market risks

32.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate such risks, the Company may use derivative financial instruments. On June 30, 2021, the Company didn’t have derivatives to protect this exposure.

32.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On June 30, 2021, the Company didn’t have derivatives to protect against interest rate exposure.

On June 30, 2021, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-term investments net of financial debt (a)
Risk	CDI rate drop	Libor rate increase
Reference rates	4.15%	0.08%
Exposure amount (probable scenario) (b)	186,788	(2,867,820)
Remote favorable scenario (-25%)	234	579
Possible favorable scenario (-10%)	94	231
Possible adverse scenario (+10%)	(94)	(231)
Remote adverse scenario (+25%)	(234)	(579)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of June 30, 2021.

32.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

45

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	June 30, 2021	December 31, 2020
Assets
Cash, short-term investments and restricted cash	86,180	491,258
Trade receivables	83,376	120,167
Deposits	1,254,320	1,390,890
Derivative assets	63,574	128,809
Total Assets	1,487,450	2,131,124

Liabilities
Loans and financing	(9,514,948)	(9,132,988)
Leases	(7,654,355)	(7,536,677)
Suppliers	(407,966)	(481,001)
Provisions	(1,063,514)	(1,030,915)
Derivatives liabilities	-	(5,297)
Total Liabilities	(18,640,783)	(18,186,878)

Exchange rate exposure liabilities	(17,153,333)	(16,055,754)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(23,567,598)	(23,269,198)
Total	(23,567,598)	(23,269,198)

Total exchange rate exposure R$	(40,720,931)	(39,324,952)
Total exchange rate exposure - US$	(8,140,604)	(7,567,293)
Exchange rate (R$/US$)	5.0022	5.1967

On June 30, 2021, the Company adopted the closing exchange rate of R$5.0022/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period on June 30, 2021:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar
Dollar depreciation (-25%)	3.7517	4,288,333
Dollar depreciation (-10%)	4.5020	1,715,333
Dollar appreciation (+10%)	5.5024	(1,715,333)
Dollar appreciation (+25%)	6.2528	(4,288,333)

32.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

32.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties that have a local minimum investment grade rating in the assessment made by the S&P or Moody's agencies (between AAA and AA-), as established by risk management policies.

46

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

32.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company on June 30, 2021 and December 31, 2020 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	1,570,337	202,667	8,460,767	60,239	10,294,010
Leases	1,175,629	689,202	4,295,309	1,535,789	7,695,929
Suppliers	1,562,946	-	10,234	-	1,573,180
Other liabilities	381,582	-	461,227	-	842,809
On June 30, 2021	4,690,494	891,869	13,227,537	1,596,028	20,405,928

Loans and financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Derivatives liabilities	5,297	-	-	-	5,297
Others	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

32.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	June 30, 2021	December 31, 2020
Total loans and financing	10,294,010	9,976,966
Total leases	7,695,929	7,584,192
(-) Cash and cash equivalents	(760,269)	(662,830)
(-) Short-term investments	(23,006)	(629,335)
(-) Restricted cash	(313,815)	(544,607)
Net indebtedness	16,892,849	15,724,386

47

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

33.	Non-cash transactions

	June 30, 2021	June 30, 2020
Acquisition of Property, plant and equipment through financing (Property, plant and equipment / Loans and financing)	-	25,974
Amortization of debt with Restricted cash (Restricted cash / Loans and financing)	198,270	-
Amortization of debt whit deposits (Deposits / Leases payable)	(8,126)	-
Right of use of flight equipment (Property, plant and equipment / Leases payable)	430,658	131,014
Lease agreement renegotiation (Property, plant and equipment / Leases payable)	47,449	156,424
Actuarial losses of post-employment benefit	-	27,287
Back lease (Fixed assets / leases)	-	(35,316)
Withdrawal risk (Withdrawal risk / loans)	-	(359,337)
Provision for aircraft return (Property, plant and equipment / Provisions)	10,326	-
Unrealized result of derivatives (right with derivatives / equity valuation adjustment)	415,782	810,199
Capital increase with issuance of shares to non-controlling shareholders	606,839	-
Constitution of capital reserve	744,450	-
Result on the sale of treasury shares	279	-
Transfer of treasury shares	19,834	-

48

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2021 (In thousands of Reais - R$, except when otherwise indicated)

34.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the period ended June 30, 2021, and 2020:

				Non-cash transactions				Adjustment to profit
	Opening balance	Net cash generated by (used in) financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements and contractual amendment	Transaction with non-controlling shareholders and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	939,729	(378,944)	-	-	(198,270)	-	(373,966)	453,449	(124,954)	10,294,010
Leases	7,584,192	(524,898)	17,794	478,107	-	(8,126)	-	(296,202)	445,062	-	7,695,929
Dividends and interest on shareholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	423,061	-	-	606,839	-	-	-	-	-	4,039,336
Shares to be issued	1,180	908	-	-	-	-	-	-	-	-	2,088
Actions in Treasury	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	8,547	-	724,337	-	-	-	-		195,680

(1)	The amount is recorded in the Other liabilities group, in current liabilities.

					Non-cash transactions			Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flows used in operating activities	Property, plant, and equipment acquisition through financing	Forfaiting	Gains (losses) recognized in the adjustment of equity valuation	Write-offs	Exchange rate changes, net	Provision for interest and cost amortization	Write-offs and contractual amendments	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	8,409,841	(250,686)	(276,623)	25,974	359,337	-	-	2,673,698	351,037	-	(409,136)	10,883,442
Leases	6,052,780	(527,902)	(4,530)	104,055	-	-	(120,947)	2,088,048	309,064	156,424	-	8,056,992
Derivatives	(127,119)	21,800	(545,300)	-	-	810,199	-	(20,709)	-	-	101,228	240,099

49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer